EXHIBIT h.1


FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      ; 70-       )

Filings Under the Public Utility Holding Company Act of 1935 ("Act").

Northeast Utilities ("NU"), et al.

August  , 1999


Notice is hereby given that the following filings has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 1999 to the Secretary, Securities and Exchange Commission,- Washington, D.C. 20549, and serve a copy on the applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

* * * * *

NU, 174 Brush Hill Avenue, West Springfield, MA 01090-0010, a registered holding company under the Act, and two of its nonutility subsidiaries, Northeast Generation Service Company ("NGS") and Select Energy, Inc. ("Select"), have filed an application/declaration ("Application") under Sections 6(a), 7, 12(b) 13 and 32 of the Act and Rules 45, 53, 54, 87 and 90 promulgated thereunder. The Applicants are seeking authority under the Act in connection with the acquisition by Northeast Generation Company ("NGC") of certain generating assets that are currently owned by The Connecticut Light and Power Company ("CL&P) and Western Massachusetts Electric Company ("WMECO"). Specifically, NU requests authority to enter into two assumption agreements (collectively, the "Assumption Agreement") in connection with the acquisition (the "Transaction"). In addition, NU asks the Commission to find that, upon the consummation of the Transaction, NU will continue to satisfy
the terms of the safe harbor under Rule 53.   In the alternative, NU requests
the Commission to find that the Transaction-related financing will not have a substantial adverse impact upon the financial integrity of the registered holding company system and will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers, as required by Rule 52(c). Finally, to the extent such transactions are not authorized by rule or otherwise, the Applicants seek authority for Select Energy, Inc. ("Select") and Northeast Generation Services Company ("NGS") to provide certain services to NGC at other than cost.

NU is a registered electric utility holding company, engaged through its utility subsidiaries in the generation, transmission, distribution, and sale of electric energy to customers in portions of the states of Connecticut, Massachusetts and New Hampshire. The utility operating companies of NU, each of which are wholly-owned, are CL&P, WMECO, North Atlantic Energy Corporation and Public Service Company of New Hampshire (each individually an "NU Operating Company" and collectively, the "NU Operating Companies"). NU also furnishes retail electric service to certain customers through Holyoke Water Company, a wholly-owned subsidiary.

NU also has a number of direct and indirect non-utility subsidiaries. NU Enterprises, Inc. ("NUEI") is a wholly-owned direct subsidiary of NU and acts as the holding company for the NU system's unregulated companies. Among the subsidiaries of NUEI are NGC, which will become NU's competitive generating company, NGS, a Rule 58 generation operation and services company and Select, a Rule 58 marketing and brokering subsidiary.

As a Connecticut utility, CL&P is subject to the jurisdiction of the Connecticut Department of Public Utility Control (the "DPUC"). In April 1998, the State of Connecticut enacted comprehensive electric utility restructuring legislation. In particular, the law provides, among other things, that CL&P divest its non-nuclear generating assets (the "CL&P Assets") by January 2000 and its nuclear generating assets by January 2004 in order to recover stranded costs. Under the law, affiliates of CL&P are allowed to bid at both auctions. The auction for the CL&P Assets took place in the spring and summer of 1999. WMECO is subject to similar legislation in Massachusetts and sold its fossil fuel and a small portion of its hydro electric generating plants in the summer of 1999. The remaining non-nuclear generating plants of WMECO (the "WMECO Assets"), a hydro electric pumped storage generating plant jointly owned with CL&P, and two adjacent hydroelectric plants, were included in the auction of the CL&P Assets.

On July 6, 1999, CL&P and WMECO announced that NGC was the winning bidder for 1,329 megawatts ("MW") of hydroelectric and pumped storage generating assets in Connecticut and Massachusetts (the "Transaction"), which comprised all of the WMECO Assets and the hydroelectric portion of the CL&P Assets (the "Hydro Assets" and together with the WMECO Assets, the "Utility Assets"). NGS will operate the Utility Assets pursuant to a service agreement with NGC. Select intends to market the power generated by the Utility Assets pursuant to a power marketing agreement with NGC. Pursuant to the auction, NGC executed a Purchase and Sale Agreement with CL&P concerning the CL&P Hydro Assets (the "CL&P PSA") and a Purchase and Sale Agreement with WMECO for the WMECO Assets (the "WMECO PSA", and collectively with the CL&P PSA, the "PSA"). In connection with the transaction, NGC currently is seeking EWG status from the Federal Energy Regulatory Commission ("FERC") under Section 32(a) of the Act and accordingly does not intend to seek authorization of the PSA, the Service Agreement or the Power Marketing Agreement.

In connection with the Transaction, NU executed the Assumption Agreement, pursuant to which NU agreed, subject to regulatory approvals, to perform the activities set out in the PSA if NGC did not perform such obligations. Under the terms of the PSA, NGC is not required to perform its obligations thereunder if it does not receive the required regulatory approvals (including the approval of the Commission). Accordingly, NU would only be required to perform under the PSA pursuant to the terms of the Assumption Agreement if all regulatory approvals (including that of the Commission) were obtained and NGC failed to perform.

To finance the acquisition of the Utility Assets, NGC negotiated a financing transaction with several financial institutions ("Bank"), whereby Bank would provide financing to NGC in two separate tranches. Tranche A would consist of a credit facility of up to $365.5 million. This amount would be repaid concurrently with the funding of the credit facility, using funds provided by NU to NUEI by purchase of stock, capital contributions, advance or loan, and then, in turn, provided by NUEI to NGC by similar means. NU would obtain the necessary funds to make such contribution to NUEI out of a combination of (i) dividends paid to NU by CL&P and WMECO, (ii) the repurchase from NU of the stock of CL&P and WMECO by the respective companies and (iii) to the extent necessary, funds available from other sources. As a result of this flow of funds, NU would have an equity investment in NGC of approximately $435 million (the "Equity Investment"). Tranche B would consist of a senior secured 364-day loan facility in an amount up to $500 million from Bank. NGC presently intends to repay the funds provided under tranche B from the proceeds of a capital markets transaction pursuant to Rule 52.

As of June 30, 1999, NU's aggregate investment in EWGs and FUCOs was approximately $6 million, and its average consolidated retained earnings ("CREs") were approximately $ 579 million. NU's aggregate investment in EWGs and FUCOs, as of June 30, 1999 (1%), is significantly lower than the safe harbor limit of the 50% in Rule 53(a)(1). However, as of June 30, 1999, NU's aggregate investment in EWGs and FUCOs, on a pro forma basis to include the amount of its proposed NGC investment, would exceed 50% of NU's CREs. To address this situation, NU requests that the Commission: (i) authorize NU to exclude some or all of the Equity Investment from the calculation of its aggregate EWG/FUCO investment for purposes of Rule 53; (ii) permit NU to compute the percentage for purposes of Rule 53(a)(1) based on "adjusted consolidated retained earnings" or "ACREs;" to take into account proceeds available to the holding company as a result of asset sales and securitization transaction, or (iii) grant NU an exception from the 50% limit in respect of the instant Transaction.

* * * * *

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz
Secretary